

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2020

Ronald Kempers
President and Chief Executive Officer
Mymetics Corporation
Route de la Corniche 4
1066 Epalinges, Switzerland

      Re: Mymetics Corporation
          Preliminary Information Statement on Schedule 14C
          Filed December 27, 2019
          File No. 000-25132

Dear Mr. Kempers:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Ernest M. Stern